Exhibit (a)(22)

Jos. A. Bank Announces

Termination of HSR Act Waiting Period

HAMPSTEAD, Md., May 30, 2014 — Jos. A. Bank Clothiers (Nasdaq: JOSB) today announced that the Federal Trade Commission has granted termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (“HSR Act”) applicable to The Men’s Wearhouse’s (NYSE: MW) proposed acquisition of  Jos. A. Bank Clothiers.  As previously announced, Men’s Wearhouse and Jos. A. Bank entered into a merger agreement pursuant to which Men’s Wearhouse would acquire all of the outstanding shares of common stock of Jos. A. Bank for $65.00 per share in cash, or total consideration of approximately $1.8 billion, pursuant to a cash tender offer.  Together, Men’s Wearhouse and Jos. A. Bank will have more than 1,700 stores, with approximately 26,000 employees and sales of $3.5 billion on a pro forma basis.

The termination of the HSR Act waiting period satisfies one of the conditions to consummate the tender offer.  Completion of the tender offer remains subject to certain other conditions as described in the offer to purchase disseminated to stockholders of Jos. A. Bank, including the completion of the marketing period, which commenced today and is expected to end on June  19, 2014, unless earlier waived.  The tender offer is currently scheduled to expire at 5:00 p.m. New York City time, on June 5, 2014, unless extended.

Goldman, Sachs & Co. and Financo, LLC are serving as financial advisors to Jos. A. Bank, and Skadden, Arps, Slate, Meagher & Flom LLP and Guilfoil Petzall & Shoemake, L.L.C. are serving as its legal advisors.

About Jos. A. Bank

Jos. A. Bank Clothiers, Inc., established in 1905, is one of the nation’s leading designers, manufacturers and retailers of men’s classically-styled tailored and casual clothing, sportswear, footwear and accessories. The Company sells its full product line through 638 stores in 44 states and the District of Columbia, a nationwide catalog and an e-commerce website that can be accessed at http://www.josbank.com/. The Company is headquartered in Hampstead, Md., and its common stock is listed on the NASDAQ under the symbol “JOSB.”

ADDITIONAL INFORMATION

On January 6, 2014, Java Corp. (“Purchaser”), a wholly owned subsidiary of The Men’s Wearhouse, Inc., commenced a cash tender offer for all outstanding shares of common stock of Jos. A. Bank Clothiers, Inc. not already owned by Men’s Wearhouse or any of its subsidiaries, subject to the terms and conditions set forth in the Second Amended and Restated Offer to Purchase dated as of March 20, 2014 (the “Offer to Purchase”).  The purchase price to be paid upon the successful closing of the cash tender offer is $65.00 net per share in cash, without interest and less any required withholding tax, subject to the terms and conditions in the Offer to Purchase and the related letter of transmittal that accompanies the Offer to Purchase.  The tender offer is scheduled to expire at 5:00 p.m. New York City time, on June 5, 2014, unless extended.

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication is for informational purposes only.  The tender offer is not being made to, nor will tenders be accepted from, or on behalf of, holders of shares in any jurisdiction in which the making of the tender offer or the acceptance thereof would not comply with the laws of that jurisdiction.  The tender offer is being made pursuant to a tender offer statement on Schedule TO (including the Offer to Purchase, a related letter of transmittal and other offer materials) filed by Men’s Wearhouse and the Purchaser with the U.S. Securities and Exchange Commission (“SEC”) on January 6, 2014, as amended from time to time. INVESTORS AND SECURITY HOLDERS OF JOS. A. BANK ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER. Investors and security holders can obtain free copies of these documents and other documents filed with the SEC by Jos. A. Bank through the web site maintained by the SEC at http://www.sec.gov.  The Offer to Purchase, related letter of transmittal and other offering documents may also be obtained for free by contacting the Information Agent for the tender offer, MacKenzie Partners, Inc., at 212-929-5500 or toll-free at 800-322-2885.

This press release contains forward-looking information.  Forward-looking statements are not guarantees of future performance and a variety of factors could cause actual results to differ materially from the anticipated or expected results expressed in or suggested by these forward-looking statements.  These forward-looking statements may be significantly impacted by various factors, including, but not limited to: actions by governmental entities, domestic and international economic activity and inflation, success, or lack thereof, in executing our internal operating plans and new store and new market expansion plans, including successful integration of acquisitions, performance issues with key suppliers, disruption in buying trends due to homeland security concerns, severe weather, foreign currency fluctuations, government export and import policies, aggressive advertising or marketing activities of competitors; and legal proceedings. Future results will also be dependent upon our ability to continue to identify and complete successful expansions and penetrations into existing and new markets and our ability to integrate such expansions with our existing operations.

These forward-looking statements are based upon management’s current beliefs or expectations and are inherently subject to significant business, economic and competitive uncertainties and contingencies and third-party approvals, many of which are beyond our control.  The following factors, among others, could cause actual results to differ materially from those expressed or implied in the forward-looking statements:  (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Agreement and Plan of Merger by and among Men’s Wearhouse, Inc.,  Purchaser and Jos. A. Bank Clothiers, Inc., (2) the failure to consummate the acquisition of Jos. A. Bank for reasons including that the conditions to Men’s Wearhouse’s offer to purchase all outstanding shares of Jos. A. Bank’s common stock, including the condition that a minimum number of shares be tendered and not withdrawn, are not satisfied or waived by Men’s Wearhouse, (3) the possibility that the expected benefits from the proposed transaction will not be realized within the anticipated time period, (4) the risks related to the costs and difficulties related to the integration of Jos. A. Bank’s business and operations with Men’s Wearhouse’s business and operations, (5) the inability to obtain, or delays in obtaining, cost savings and synergies from the transaction, (6) unexpected costs, charges or expenses resulting from the transaction, (7) litigation relating to the transaction, (8) the inability to retain key personnel and (9) the possible disruption that may be caused by the transaction to the business and operations of Men’s Wearhouse and its relationships with customers, employees and other third parties.

The forward-looking statements in this press release speak only as of the date hereof. Except for the ongoing obligations of Jos. A. Bank to disclose material information under the federal securities laws, Jos. A. Bank undertakes no obligation to revise or update publicly any forward-looking statement, except as required by law.  Other factors that may impact the forward-looking statements are described in Jos. A. Bank’s annual report on Form 10-K for the fiscal year ended February 1, 2014, as amended.  For additional information on Jos. A. Bank, please visit www.josabank.com.

Contacts:

Jos. A. Bank

Media:

Thomas Davies/Molly Morse

Kekst and Company

212-521-4873/212-521-4826

thomas-davies@kekst.com

molly-morse@kekst.com

Investment Community:

David E. Ullman

EVP/CFO

Jos. A. Bank

410-239-5715